A4 3-1-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02019861

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
365
WASH, D.C.

SEC FILE NUMBER
8-46089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICP Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Southfield Avenue
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas E. Sinacori (203) 961-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Kielson Storch DeSantis & Company LLP
(Name — *if individual, state last, first, middle name*)

One Barker Avenue	White Plains,	New York	10601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Bennett Kielson Storch DeSantis & Company LLP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICP Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Partner

Title



Notary Public

DOREEN A. BELLINO
Notary Public, State of New York
No. 60-4853662
Qualified in Westchester County
Commission Expires Feb. 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICP INVESTMENTS, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

YEARS ENDED DECEMBER 31, 2001 AND 2000

ICP INVESTMENTS, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

BKSD&Co BENNETT KIELSON STORCH DESANTIS & COMPANY LLP
Certified Public Accountants

LES STORCH
NICHOLAS DESANTIS
STUART S. STENGEL
DOMENICK CONSOLO
SUSAN L. FRIEND

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
ICP Investments, Inc.

We have audited the accompanying statements of financial condition of ICP Investments, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICP Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules contained in pages 8 through 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Kielson Storch DeSantis & Company LLP

February 19, 2002

ONE BARKER AVENUE • WHITE PLAINS, NEW YORK 10601-1503 • (914) 421-5600 • FAX (914) 421-5099

ICP INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 10,113	$ 11,199
Other	500	500
Total Assets	$ 10,613	$ 11,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 250	$ 250
Due to affiliate	1,000	1,000
Total Liabilities	1,250	1,250
Stockholders' Equity		
Common stock, no par value, 10,000 shares authorized, issued and outstanding	1	1
Paid-in capital	9,999	9,999
Retained earnings	(637)	449
Total Stockholders' Equity	9,363	10,449
Total Liabilities and Stockholders' Equity	$ 10,613	$ 11,699

See independent auditors' report and notes to financial statements.

ICP INVESTMENTS, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Fee income	$ 1,559	$ 4,399
Interest income	230	225
Total Revenues	1,789	4,624
Expenses		
Management fees	2,250	5,000
State franchise tax	250	250
Administrative	375	-
Total Expenses	2,875	5,250
Net Loss	$ (1,086)	$ (626)

See independent auditors' report and notes to financial statements.

ICP INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings
Balances at January 1, 2000	$ 1	$ 9,999	$ 1,075
Net Loss - Year Ended December 31, 2000	-	-	(626)
Balances at December 31, 2000	1	9,999	449
Net Loss - Year Ended December 31, 2001	-	-	(1,086)
Balances at December 31, 2001	$ 1	$ 9,999	$ (637)

See independent auditors' report and notes to financial statements.

ICP INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Net loss	$ (1,086)	$ (626)
Changes in operating assets and liabilities		
Due to affiliate	-	250
Net Cash Used in Operating Activities	(1,086)	(376)
Cash - Beginning of Year	11,199	11,575
Cash - End of Year	$ 10,113	$ 11,199

See independent auditors' report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business Description

ICP Investments, Inc. (the "Company") was formed in 1993 and commenced operations during 1995. The Company operates as a broker/dealer of securities and specializes in arranging expansion and acquisition capital for smaller growth companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees for arranging equity investments by third party investors are recognized as revenue upon settlement of the equity transaction. Fee income from advisory services is recorded as the services are rendered.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because income taxes applicable to its earnings and losses are the responsibility of the stockholders and are reported on their personal income tax returns.

The Company incurs state taxes, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements. The provision consists of taxes currently due and deferred taxes, if applicable.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Statement of Changes in Liabilities Subordinated to Claims of General Creditors, although otherwise required, is not included in the accompanying financial statements as there was no activity or balances to report for the years ended December 31, 2001 and 2000, respectively.

Note 2 - Related Party Transactions

Substantially all operating expenses of the Company are paid directly by an affiliated company, which is owned by the Company's stockholders (the "Affiliate"). The Company paid a management fee of $2,250 and $5,000 for the years ended December 31, 2001 and 2000, respectively, to the Affiliate in consideration of the expenses paid by the Affiliate. As of December 31, 2001 and 2000 the Company was obligated to the Affiliate for $1,000 in each year.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $10,113, which was $5,113 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.123 to 1. At December 31, 2000, the Company had net capital of $11,199, which was $6,199 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.112 to 1.

ICP INVESTMENTS, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total ownership equity	$ 9,363	$ 10,449
Deduct ownership equity not allowable for net capital	-	-
Total Ownership Equity Qualified for Net Capital	9,363	10,449
Add		
Allowable subordinated liabilities	1,250	1,250
Other descriptions or credits	-	-
Total Capital and Allowable Subordinated Liabilities	10,613	11,699
Deductions		
Total non-allowable assets	500	500
Secured demand note deficiency	-	-
Capital charges for spot and commodity futures	-	-
Other deductions and/or charges	-	-
Net Capital Before Haircuts	10,113	11,199
Haircuts on securities		
Contractual commitments	-	-
Subordinated debt	-	-
Trading and investment securities	-	-
Exempted securities	-	-
Options	-	-
Other securities	-	-
Undue concentration	-	-
Other	-	-
Net Capital	$ 10,113	$ 11,199

(Continued)

See independent auditors' report.

ICP INVESTMENTS, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
Years Ended December 31, 2001 and 2000

	2001	2000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 1,250	$ 1,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 100%	$ 5,113	$ 6,199
Ratio of aggregate indebtedness to net capital	0.123 to 1	0.112 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 10,113	$ 10,449
Total Ownership Equity as per Audited Financial Statements	$ 9,363	$ 10,449

See independent auditors' report.

ICP INVESTMENTS, INC.

EXEMPTIONS UNDER SEC RULE 15c 3-3
December 31, 2001 and 2000

ICP Investments, Inc. is exempt from Rule 15c 3-3 under (k)(2)(I).
A "Special Account for Exclusive Benefit of Customers" is maintained.

See independent auditors' report.

BKSD&Co BENNETT KIELSON STORCH DESANTIS & COMPANY LLP
Certified Public Accountants

LES STORCH
NICHOLAS DESANTIS
STUART S. STENGEL
DOMENICK CONSOLO
SUSAN L. FRIEND

Independent Auditors' Report on Internal Accounting Control

To the Stockholders of
ICP Investments, Inc.

In planning and performing our audits of the financial statements of ICP Investments, Inc. for the years ended December 31, 2001 and 2000 we considered its internal control over financial reporting, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ICP Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE BARKER AVENUE • WHITE PLAINS, NEW YORK 10601-1503 • (914) 421-5600 • FAX (914) 421-5099

Because of inherent limitations in internal control over financial reporting or the practices and procedures referred to above, there is a risk that material errors, fraud or other illegal acts may exist and not be detected by us. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that material errors, fraud or other illegal acts in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of the stockholders, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Bennett Kielson Storch DeSantis & Company LLP

February 19, 2002

BKSD&Co BENNETT KIELSON STORCH DESANTIS & COMPANY LLP
Certified Public Accountants

LES STORCH
NICHOLAS DESANTIS
STUART S. STENGEL
DOMENICK CONSOLO
SUSAN L. FRIEND

Independent Auditors' Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of ICP Investments, Inc. for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2001 to December 31, 2001, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report related only to the schedule referred to above and does not extend to any financial statements of ICP Investments, Inc. taken as a whole.

Bennett Kielson Storch DeSantis & Company LLP

February 19, 2002

ONE BARKER AVENUE • WHITE PLAINS, NEW YORK 10601-1503 • (914) 421-5600 • FAX (914) 421-5099

ICP INVESTMENTS, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS YEAR ENDED DECEMBER 31, 2001

Form	Period Covered	Payment Date	Assessment and Payment	Collection Agent
SIPC-4	2001	January 24, 2001	$ 150	National Association of Securities Dealers, Inc.

See independent auditors' report on the SIPC annual assessment required by Rule 17a-5.